Exhibit 99.1

HARPER & ASSOCIATES, INC.
CONSULTANTS AT OIL AND GAS TECHNOLOGY
6815 MANHATTAN BLVD.
SUITE 201
FORT WORTH, TEXAS 76120

G. MICHAEL HARPER	(817) 457-9555
PRESIDENT	(FAX) (817) 457-9569
www.haroer-associates.com	m@harper-associates.com
March 30, 2012
Delta Oil & Gas LLC
Attn: Mr. Kulwant Sandher
604-700 West Pender Street
Vancouver, BC V6C 1G8	Re: SEC Form 10-K Reserves
Delta Oil & Gas LLC Interests
State of Oklahoma, US Properties
As of December 31, 2011

Dear Mr. Sandher:

Harper & Associates, Inc. completed the subject petroleum reserve report on March 1, 2012. This report was prepared for Delta Oil & Gas Inc. (“Delta”). Net Oklahoma reserves herein represent a 30 percent proportion of Delta’s total reserves.

The reserve estimations comply with the definitions of the U.S. Security Exchange Commission. Reserves are classified as proved developed producing (“PDP”), behind-pipe (“PBP”) and undeveloped (“PUD”). Proved reserves are those reported where the level of certainty is at least 90 percent probable that the quantities actually recovered will equal or exceed the estimates reserves under the specific prices herein. Those quantities were determined using all geologic and engineering methods and procedures as considered necessary under the circumstances to prepare the report. All assumptions, lease descriptions and holdings, ownership, historical prices, operating lease cost, well planned investments, past production, data methods and procedures used including the percentage of the registrant's total reserves reviewed in connection with the preparation of this report, are appropriate for the purpose served by this report.

A summary of our conclusion with respect to the Delta’s net proved reserves and cumulative future cash flow (before U.S. federal income tax), undiscounted and discounted at 10 percent per year.

RESERVE SUMMARY
PROVED	PDP	PBP	PUD	TOTAL
Completions	8	2	1	11
Net Oil, Bbls.	20,160	1,530	2,060	23,750
Net Gas, MCF	48,060	6,690	2,580	57,330
Revenue ($)
-Oil	1,710,280	130,410	174,910	2,015,600
Gas Sales	282 460	45 510	14 980	342 950
Total	1,992,740	175,920	189,890	2,358,550
Operating Expense ($)	684,140	60,060	45,990	790,190
Investments ($)		4,500	45,000	49,500
Future Cum Net Income ($)	1,308,610	111,360	98,890	1,518,860
Future Cum Net Income @ 10% DF ($)	825,990	26,120	49,020	901,130

Delta Oil & Gas LLC
SEC Form 10-K Reserve Evaluation
As Of December 31, 2011
March 29, 2012

Reserves and economic results for each reserve class are attached, along with a one-line summary. Individual well reserves are presented herein.

ECONOMIC DISCLOSURES

Price Parameters.  Delta’s 12-month average oil price is $90.92 and benchmark price is $94.55 per barrel of oil. Delta’s 12-month average gas price is $7.18 and benchmark price is $4.38 per MCF of gas. Oil and gas revenue for a lease is based on the average of the monthly 2011 prices. Prices are not escalated. BTU content, fuel and shrinkage for gas production and the quality of oil production are considered.

Cost Parameters. Average well expenses are based on the operating costs between January and December 2011. Expenses are recurring monthly values including G&A. Operating expenses and investments are not escalated. Production severance and ad valorem taxes are deducted from revenue.

Discount factors. Dollar values are calculated at mid-year, compounded annually, and applied to yearly lump sum revenues, expenses and investments.

RESERVE DISCLOSURES

Reserve Estimation Uncertainties. The determination of the reserves is based on a petroleum engineering evaluation, supported by an independent geologic interpretation that involved direct and indirect characterization and estimates of reservoir properties. These properties are derived from data available at the time of preparation. One should not construe that the reserve quantities are exact. As additional data becomes available or well operating conditions change, the likely oil, condensate or gas recovery of a reservoir may change, and consequently reserve quantities change.

Regulation Effects.   Reserves are based on the monthly quantities that can be produced above a lease economic limit, i.e. the “costs” attributed to a lease in the operation of the downhole and surface equipment. Regulations of government agencies that increases the “costs” will cause a reserve reduction. Possible changes to the current government regulations may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

Reserve Evaluation Usage.   Reserve estimates compile with the definitions of the U. S. Security Exchange Commission (“SEC”). The reserves and dollars reported herein are not determined for the following purposes: 1) litigation, 2) loan basis, and 3) market value estimate.

DATA ACQUISTION

Delta and Ranken, the operator, provided well and reserve information including pressure and production data through December 2011. If appropriate, additional data was obtained from the records of the offset operators, public data and private evaluations. Additional production information was obtained on offset wells completed in correlative geologic formations with similar production performance.

During our analysis, we were given access to data as was desired and consulted freely with Mr. James Huling, and the officers and employees of Delta and Ranken. An examination of the field facilities and operating procedures was not conducted in view of the available data that we had to assess and with our operational experience in Garvin County, Oklahoma. Basic reservoir and geologic data together with evaluation work will be retained on file for review.

EVALUATOR

This evaluation was conducted and/or supervised by Mr. Michael Harper, President. He served on the Board of Directors of the SPE for the term 1986-1989. He has practiced professional petroleum engineering for 36 years. Before founding his consulting firm, Harper spent five years involved in condensate and gas evaluations, property appraisals and reservoir engineering with the firm of CG&A, Inc. His engineering studies involved United States and International areas. Previously, he had been with Placid Oil Company for 10 years. There Harper's experience included five years working as senior reserve, production and reservoir engineer at the Placid headquarters in Dallas, Texas. Fields studied were inland, wetlands and offshore in respective states of Alabama, Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas. Overseas evaluations were prepared on geologic features in the North and the Mediterranean Seas. His five years of experience, onshore and offshore, were

Delta Oil & Gas LLC
SEC Form 10-K Reserve Evaluation
As Of December 31, 2011
March 29, 2012

spent in field supervision and the engineering design of workovers and drilling wells.

Harper's education was at Louisiana State University where he received Bachelor and Master of Science Degrees in Petroleum Engineering. Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi. Professional engineering registrations are in Texas and Louisiana. Memberships in professional associations at the local, state and national levels are the Society of Petroleum Engineers, the American Association of Petroleum Geologists, Society of Petroleum Evaluation Engineers and the Society of Petroleum Well Log Analysts. Evaluation courses and seminars include geologic description of condensate and gas reservoirs, gas well performance and appraisal, computer applications and 1979 through 2001 Symposiums on Hydrocarbon Economics and Evaluation. Mr. Harper was the 1996-1997 secretary of the Petroleum Club in Fort Worth. He currently serves as Chairman, SPE Directors’ Club.

EVALUATOR QUALIFICATIONS

I, Michael Harper, a consulting Professional Petroleum Engineer, with an office at 6815 Manhattan Blvd. Ste 201, Fort Worth, Texas 76120, hereby certify:

1.  That I am President of Harper & Associates, Inc. and I did prepare this SEC reserve report with corresponding economic values of Delta interests in the leases.

2.  That I graduated in Petroleum Engineering in 1966 with a Bachelor of Science degree and Master of Science degree in 1968 from Louisiana State University at Baton Rouge, Louisiana. Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi.

3. That I am a registered Professional Engineer in Louisiana #13687 and Texas #34481. That I am a certified earth scientist - SIPES #2861. That I have thirty-two years experience in drilling, production, reservoir studies and evaluations of Canada, Mediterranean, North Sea and United States oil and gas fields.

4.  That Memberships held in professional associations: the Society of Petroleum Engineers (#070557); the American Association of Petroleum Geologists; the Society of Petroleum Well Log Analysts; the Society of Petroleum Evaluation Engineers; and the American Association of Drilling Engineers. I served on the National Board of Directors of the Society of Petroleum Engineers for the term 1986-1989. I served as National Director of the Society of Petroleum Evaluation Engineers for the term 2000-2003.

5.  That Principal or its employees in the firm have no direct or indirect interests, nor do they expect to receive any direct or indirect interest in the oil and gas properties reviewed nor do they have any direct or indirect interest in the properties of Delta.

6.  That I am an independent engineer contracted to review certain leases of Delta in Oklahoma.

7.  That I have no direct or indirect interests in the actual outcome from the reports that have been prepared for Mr. Kulwant Sandher.

Yours very truly,

/s/  G. Michael Harper
       G. Michael Harper, President
       HARPER & ASSOCIATES, INC.